September 27, 2024

Chan Choon Yew Lester
Chief Executive Officer
GrowHub Limited
60 Paya Lebar Road
#12-37 Paya Lebar Square
Singapore 409051

       Re: GrowHub Limited
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted September 12, 2024
           CIK No. 0002024114
Dear Chan Choon Yew Lester:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1
Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

1. We note your revised statement of operations in response to prior comment 2. Please consider further breaking-out the line item, "Other expenses." In this regard, we note the
       "Other expenses" line item represents 63% and 34% of your total operating expenses for the years ended December 31, 2022 and 2023, respectively. Alternatively, please consider adding a footnote that details the material items included in this line item.
 September 27, 2024
Page 2
Notes to Consolidated Financial Statements
Note 6- Intangible assets, net, page F-16

2.     We have reviewed your revised disclosures in response to prior comment
3. We also note
       you refer to the lease site in your footnote. Please provide us with your analysis as to whether your ownership right is or contains a lease. Refer to ASC 842-10-15-2 through
       15-8.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if you
have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Jeff Kauten at 202-551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Lawrence Venick